

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

December 18, 2008

Via U.S. mail and facsimile

T. Paul Bulmahn
Chairman, Chief Executive Officer and President
ATP Oil & Gas Corporation
4600 Post Oak Place, Suite 200
Houston, TX 77027

> **Re: ATP Oil & Gas Corporation**
> **Form 10-K**
> **Filed March 7, 2008**
> **File No. 001-32647**
> **Schedule 14A**
> **Filed April 28, 2008**
> **File No. 001-32647**

Dear Mr. Bulmahn:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed April 28, 2008

Executive Compensation Components – Base Salary, page 16

1.   We note your response to our previous comment 9. We believe that the content of the first two paragraphs of your response would be appropriate to add as disclosure in your Compensation Discussion and Analysis (CD&A) to explain to investors the process and timing for salary adjustments.   Also, please disclose the current base salary amounts for each named executive officer as of the date of the Proxy Statement, since this is a basic, material element of compensation. Also, to the extent any salary adjustments were material in amount, you should disclose such material amounts and explain why the adjustments were made. Please refer to the requirement in Item 402(b)(1) of Regulation S-K to "explain all material elements of the registrant's compensation of the named executive officers." To assist us in evaluating your determination that the salary increases were immaterial, please advise us supplementally as to what the percentage increases in base salary were for each of the named executive officers in 2007, since that is not readily apparent from the Summary Compensation Table and the other information you have furnished.

Executive Compensation Components – Annual Bonus, page 16

2.   We note your response to our previous comment 10. You assert that the ATP All-Employee Bonus Policy and the ATP Discretionary Bonus Policy fall within the exception found in Item 601(b)(10)(iii)(C)(4) of Regulation S-K. In support of this assertion, you state that these plans are "generally available to all ATP employees." Please provide us with information as to whether each of these plans "in operation provides for the same method of allocation of benefits between management and nonmanagement participants," which is another necessary condition for the exception to apply. For example, please supplementally advise us as to the percentages of management and nonmanagement employees that actually receive bonuses pursuant to these plans.

3.   We note your response to our previous comment 12. You assert that information about the reasons why the President decided to award certain bonus amounts to the other four named executive officers is not material. Please advise us as to why you believe it is not material, particularly in view of the following:
●   The bonuses for these four individuals range from 93% to 162% of their base salaries, constituting relatively large amounts in relation to the base salaries;
●   The bonuses for these four individuals range from 39% to 50% of the individuals' total compensation, constituting significant portions of total

compensation; and
- The bonuses increased dramatically from 2006 to 2007.

Also, you assert that this information is confidential, but other than briefly mentioning that other companies might try to recruit your executives, you have not provided an analysis as to how the information would rise to the level of "confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant" as described in Instruction 4 to Item 402(b) of Regulation S-K. If you wish to rely upon this basis for omitting disclosure, please provide a detailed analysis of competitive harm. You may wish to request confidential treatment for the information that you provide us with regard to this issue.

Executive Compensation Components – "Home Sweet Home" Employee Challenge, page 18

4.	We note your response to our previous comment 14. You state that "If the performance targets are met, in future filings the award will be disclosed in … the Grant of Plan-Based Awards table." Please refer to Item 402(d)(2)(ii) of Regulation S-K, which calls for disclosure of "the estimated future payout upon satisfaction of the conditions in question"; the awards will need to be disclosed in the Grant of Plan-Based Awards table as possible payouts even if the targets have not yet been met.

Summary Compensation Table, page 18

5.	We note your response to our previous comment 15. You state that "We see no requirement in Item 402(c)(2)(iv) of Regulation S-K to break out, for those officers who received bonuses under both policies, the amount attributable to each policy; therefore, we submit that no further disclosure is required." We believe that Item 402(c)(2)(iv) must be considered in the context of Item 402 as a whole, including Item 402(b)(1), which calls for disclosure of "all material elements of the registrant's compensation of the named executive officers." As discussed above, please provide us with an analysis as to why you believe these bonus amounts are not material elements of compensation.

Engineering Comments

Form 10-K filed March 7, 2008

Our Business Strategy, page 5

6.	We understand from your response to our prior comment 17 that you do not intend any specific effort to clarify relationships between various expenditures and elements of change in your reserve estimates that may be discussed in your filing. Although we agree that information in the tables provided pursuant to SFAS 69 clarify your disclosure, we believe that it is important for disclosure that is not adjacent to these tables to provide appropriate context, where reliance on information elsewhere in the filing is not necessary to ensure that the meaning is not misconstrued or ambiguous. Since the only reserves you mention in the Business Strategy section are the 280.8 BCFe that you purchased over the three year period, it was not obvious that you were referring to other reserves in addition to these when discussing the $1.688 billion incurred for development costs. It would be helpful if you would ensure that your narratives do provide appropriate context, as necessary to reveal the correlations between expenditures and changes in reserve estimates, when preparing future disclosures.

Presentation on ATP Oil & Gas Corporation's Website

7.   We have reviewed your response to our prior comments 20 and 21, regarding your development plans for the Telemark Hub. We understand that you now intend to develop the Atwater Valley Block 63 field with a total of eight wells instead of four, and that proved reserves have increased to 183 BCFe. This calculates to an average recovery of almost 23 BCFe per well for proved reserves alone. Tell us if we have appropriately understood your position, and if this is correct please tell us the ultimate recoveries for similar wells in similar reservoirs that you operate or in which you have an interest. Please name the specific wells and identify the fields associated with the wells.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy at (202) 551-3703 if you have questions regarding engineering comments. Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Murphy
     N. Gholson